BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006




Damian P. Reitemeyer     Mailing Address:
Vice President           P.O. Box 318
Telephone:  212-250-4599 Church Street Station
                         New York, NY  10008

                         February 14, 1996









Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     Thomas & Betts Corp.


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-
Mail confirmation.

                        Sincerely,

                         Damian P. Reitemeyer
Enclosures



             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                       SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                      (Amendment No.  )*

                    Thomas & Betts Corp.
             __________________________________
                       NAME OF ISSUER:
                Common Stock, $0.5 par value
           _____________________________________
           _
                TITLE OF CLASS OF SECURITIES
                          88431510
           _____________________________________
                        __ CUSIP NUMBER


Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))

CUSIP No.  88431510                     Page 1 of 7

Pages

1.NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation, its wholly owned subsidiary, Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor),and its indirect wholly-owned subsidiary Bankers Trust International PLC 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  []

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation and Bankers Trust
Company are New York corporations.  Bankers Trust
International is a London corporation.

NUMBER OF     5. SOLE VOTING POWER

SHARES
               Bankers Trust Company           498,057 shares
               Bankers Trust International PLC 223,800 shares
               TOTAL SHARES                    721,857
BENEFICIALLY   6. SHARED VOTING POWER

OWNED BY
               Bankers Trust Company           123,400 shares
               Bankers Trust International PLC       0 shares
                         TOTAL SHARES          123,400
CUSIP No.  88431510                     Page 2 of 7 Pages

EACH         7. SOLE DISPOSITIVE POWER

REPORTING
               Bankers Trust Company           949,057 shares
               Bankers Trust International PLC 223,800 shares
                         TOTAL SHARES        1,172,857


PERSON        8. SHARED DISPOSITIVE POWER
WITH
               Bankers Trust Company         132,400 shares
               Bankers Trust International
                PLC                                0 shares
                         TOTAL SHARES        132,400



9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
Bankers Trust Company                      1,081,457shares
Bankers Trust International PLC              223,800shares
          TOTAL SHARES                     1,305,257


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES *

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Bankers Trust Company                   5.4%
          Bankers Trust International PLC         1.1%
               TOTAL                              6.5%




12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporation - HC
     Bankers Trust Company & Bankers Trust International-

     BK



CUSIP No.  88431510                Page 3 of 7 Pages



Item 1(a)      NAME OF ISSUER:

                   Thomas & Betts Corp.


Item 1(b)      ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE
OFFICES:

                    1555 Lynnfield Road
                     Memphis, TN 38119


Item 2(a)      NAME OF PERSON FILING:
Bankers Trust New York Corporation, and its whollyowned

subsidiary, Bankers Trust Company(as Trustee for various

trusts and employee benefit plans, and investment advisor),

and its indirect wholly-owned subsidiary Bankers Trust

International, PLC.

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

        280 Park Avenue New York, New York  10017.

Item 2(c)      CITIZENSHIP:

          Bankers Trust New York Corporation and Bankers
          Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor)are incorporated in the State of New
          York with its principal business office located in New York. Bankers Trust International, PLC, is incorporated in England with its principal business office located in London.


Item 2(d)    TITLE OF CLASS OF SECURITIES:


          Common stock ($0.50 par value) of Thomas & Betts

          Corp.

Item 2(e)    CUSIP NUMBER:

          88431510

CUSIP No. 88431510                      Page 4 of 7

Pages

Item 3       THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

    (g)  [X] Parent Holding Company, in accordance with
                Section 240.13d-1(b)(ii)(G)


        For Bankers Trust Company and Bankers Trust
International, PLC

     (b)  [X] Bank as defined in section 3(a)(6) of the

Act. Item 4      OWNERSHIP:

     (a)  Amount Beneficially Owned:

     As of December 31, 1995:

Bankers Trust Company                    1,081,457 shares
Bankers Trust International
          PLC                              223,800 shares
               TOTAL SHARES             1,305,257



     (b)  PERCENT OF CLASS:

          Bankers Trust Company               5.4%
          Bankers Trust International PLC     1.1%
               TOTAL                          6.5%



     (c)  Number of shares as to which the Bank
          has:
      (i)  sole power to vote or to direct the
                vote -
Bankers Trust Company                      498,057 shares
Bankers Trust International PLC            223,800 shares
               TOTAL SHARES                721,857 shares




CUSIP No.88431510                       Page 5 of 7 Pages
        (ii)  shared power to vote or to direct the
                 vote -
Bankers Trust Company                      123,400shares
Bankers Trust International PLC                  0 shares
               TOTAL SHARES                123,400


          (iii)  sole power to dispose or to direct the
                  disposition of -

Bankers Trust Company                      949,057 shares
Bankers Trust International PLC            223,800 shares
               TOTAL SHARES              1,172,857



           (iv)  shared power to dispose or to direct
                   the disposition of -

Bankers Trust Company                        132,400shares
Bankers Trust International PLC                    0shares
     TOTAL SHARES

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
          []

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

    The Issuers Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.









CUSIP No.88431510                       Page 6 of 7
Pages

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:
                    Not Applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:
                    Not Applicable


CUSIP No. 88431510                      Page 7 of 7 Pages
Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995


     Bankers Trust New York Corp.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

     Bankers Trust Company, as investment
advisor.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

     Bankers Trust International PLC

     /s/ Claire Backhouse
     Claire Backhouse

     Secretary
                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company


                      EXHIBIT TO ITEM 7
The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust International PLC is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

              Bankers International Corporation

                              |
                            100%
                              |

                BT Holdings (Europe) Limited

                              |
                            100%
                              |

             Bankers Trust Holdings (UK) Limited

                              |
                            100%
                              |

                Bankers Trust Investments PLC

                              |
                            100%
                              |

               Bankers Trust International PLC